UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ExpressJet Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30218U108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒        Rule 13d-1(b)

☐        Rule 13d-1(c)

☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30218U108

1)	Names of Reporting Persons Genworth Financial Asset Management, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization California

	5)	Sole Voting Power 0 (See Item 4 of this Schedule 13G.)

Number Of Shares Beneficially Owned by Each Person With	6)	Shared Voting Power 3,563,845 (See Item 4 of this Schedule 13G.)
	7)	Sole Dispositive Power 0 (See Item 4 of this Schedule 13G.)
	8)	Shared Dispositive Power 3,563,845 (See Item 4 of this Schedule 13G.)

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563,845 shares (See Item 4 of this Schedule 13G.)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Item 9 6.5% (See Item 4 of this Schedule 13G.)

12)	Type of Reporting Person (See Instructions) IA

CUSIP No.: 30218U108

1)	Names of Reporting Persons Centurion Capital Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Arizona

	5)	Sole Voting Power 0 (See Item 4 of this Schedule 13G.)

Number Of Shares Beneficially Owned by Each Person With	6)	Shared Voting Power 3,563,845 (See Item 4 of this Schedule 13G.)
	7)	Sole Dispositive Power 0 (See Item 4 of this Schedule 13G.)
	8)	Shared Dispositive Power 3,563,845 (See Item 4 of this Schedule 13G.)

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563,845 shares (See Item 4 of this Schedule 13G.)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Item 9 6.5% (See Item 4 of this Schedule 13G.)

12)	Type of Reporting Person (See Instructions) HC

CUSIP No.: 30218U108

1)	Names of Reporting Persons Genworth Financial, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Delaware

	5)	Sole Voting Power 0 (See Item 4 of this Schedule 13G.)

Number Of Shares Beneficially Owned by Each Person With	6)	Shared Voting Power 3,563,845 (See Item 4 of this Schedule 13G.)
	7)	Sole Dispositive Power 0 (See Item 4 of this Schedule 13G.)
	8)	Shared Dispositive Power 3,563,845 (See Item 4 of this Schedule 13G.)

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563,845 shares (See Item 4 of this Schedule 13G.)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Item 9 6.5% (See Item 4 of this Schedule 13G.)

12)	Type of Reporting Person (See Instructions) HC

ITEM 1.

(A)	NAME OF ISSUER:

ExpressJet Holdings, Inc.

(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

700 North Sam Houston Parkway West

Suite 200

Houston, TX 77002

ITEM 2.

(A)	NAME OF PERSONS FILING:

Genworth Financial Asset Management, Inc. (“GFAM”)

Centurion Capital Group, Inc. (“Centurion”)

Genworth Financial, Inc. (“Genworth Financial”)

Centurion is the direct parent of GFAM and Genworth Financial is the direct parent of Centurion and the indirect parent of GFAM. An agreement among GFAM, Centurion and Genworth Financial that this statement be filed on behalf of each of them is attached hereto as Exhibit 99.1.

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Genworth Financial Asset Management, Inc.

16501 Ventura Blvd., Suite 201

Encino, CA 91436

Centurion Capital Group, Inc.

16501 Ventura Blvd., Suite 201

Encino, CA 91436

Genworth Financial, Inc.

6620 West Broad Street

Richmond, VA 23230

(C)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Genworth Financial Asset Management, Inc. – California

Centurion Capital Group, Inc. – Arizona

Genworth Financial, Inc. – Delaware

(D)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (“Common Stock”)

(E)	CUSIP NUMBER:

30218U108

ITEM 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	_X_ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E). (Genworth Financial Asset Management, Inc.)

(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	_X_ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G). (Centurion Capital Group, Inc. and Genworth Financial, Inc.)

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated by reference.

GFAM is an investment adviser, registered pursuant to the Investment Advisers Act of 1940, as amended, and is the beneficial owner, as defined in Rule 13d-3 of the Act, of the Common Stock on behalf of its clients.

As of December 31, 2007, GFAM was the beneficial owner of 3,563,845 shares of Common Stock of the Issuer, representing approximately 6.5% of the shares of Common Stock outstanding (based on 54,739,575 shares reported as outstanding as of October 23, 2007, by the Issuer in its Form 10-Q for the period ended September 30, 2007, filed on October 26, 2007).

Centurion, as the direct parent of GFAM, and Genworth Financial, as the direct parent of Centurion and the indirect parent of GFAM, may be deemed to beneficially own the shares of Common Stock managed by GFAM.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

GFAM is a registered investment adviser pursuant to the Investment Advisers Act of 1940, as amended, and is the beneficial owner, as defined in Rule 13d-3 of the Act, of the Common Stock on behalf of its clients. Each client of GFAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock it owns and to request to vote proxies related to the shares of Common Stock. To the knowledge of GFAM, the interest of any one client does not exceed 5% of the Common Stock.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2008

Genworth Financial Asset Management, Inc.

By:	/s/ Regina M. Fink
Name: Regina M. Fink
Title: Vice President, Senior Counsel and Secretary

Centurion Capital Group, Inc.

By:	/s/ Regina M. Fink
Name: Regina M. Fink
Title: Vice President, Senior Counsel and Secretary

Genworth Financial, Inc.

By:	/s/ Patricia Merrill
Name: Patricia Merrill as Attorney-in-Fact